SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for September 18, 2003

Sasol Limited

1 Sturdee Avenue

Rosebank 2196

South Africa

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     ☒     Form 40-F     ☐

Enclosures:

Announcement : Sasol publishes supplementary financial information on its website

Sasol publishes supplementary financial information on its website

Sasol has posted an update of its 'analyst book' on its website www.sasol.com. The analyst book is a resource for analysts, shareholders and others seeking detailed financial and operating information about the company. It includes key extracts from, but is not intended to replace, the financial statements in the 2003 Sasol Limited Annual Report, which will be published on or about 20 October 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2003

By:	/s/ N L Joubert
	Name:	Nereus Louis Joubert
	Title:	Company Secretary